FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

July 2, 2007

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeiskaya 1,

Moscow 125167

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL ANNOUNCES RESULTS OF ITS ANNUAL GENERAL

SHAREHOLDERS’ MEETING

Moscow, Russia – July 2, 2007, – Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announces the results of its Annual General Shareholders’ Meeting.

The Annual General Shareholders’ Meeting adopted the following resolutions:

•      To approve a dividend of RUR 19.70 per one ordinary registered book-entry share (about USD 2.27 per one ADR (1)) based on the company’s operational results for 2006.  The total dividend recommended by the Board of Directors to the Annual General Shareholders’ Meeting amount to RUR 8.2 billion (approximately $316.0 million (1)), which complies with Mechel’s previously announced intention to allocate not less than 50% of its net income under US GAAP to pay dividends beginning from the payment of the dividends for fiscal year 2005.

Dividends should be paid out by bank transfer not later than December 31, 2007.

(1) Calculated at the exchange rate of the Russian Federation Central Bank as of June 10, 2007, amounting to 25.98 Russian Rubles per one US Dollar.

•      To elect the following people to Mechel’s Board of Directors (BoD):

•                  Igor Zyuzin;

•                  Alexey Ivanushkin;

•                  Vladimir Polin;

•                  Roger Gale (independent director);

•                  A. David Johnson (independent director);

•                  Serafim Kolpakov (independent director);

•                  Alexander Yevtushenko (independent director);

•                  Valentin Proskurnya (independent director);

•                  Alex Polevoy.

The number of Directors on the Company’s Board remains unchanged from the last year. Independent directors, as before, make up the majority in Mechel’s BoD.

•      To approve Mechel’s annual report and annual Russian financial statements and report, including profit and loss account, to elect Mechel’s Review Commission, and appoint BDO Unicon ZAO, Moscow, as its auditor for its Russian statutory accounts.

During the first meeting of the Board of Directors in 2007 that followed the Annual General Shareholders’ Meeting, Valentin Proskurnya was elected as Chairman of Mechel OAO.

Mr. Proskurnya has more than 37-year of experience in engineering, financial and managerial sectors of the coal industry.  He has been a member of the Board of Directors of Mechel OAO since 2003 and served as an independent member of the Board of Directors since 2004.  Mr. Proskurnya was a member of the Board of Directors of the Magnitogorsk Iron and Steel Works from 2004 to 2005.  Previously, he was Deputy CEO of Mechel Trading House OOO, CEO of Mechel Trading House OOO, and First Deputy Director of Southern Kuzbass Coal Company.  In 1996, by the Decree of the President of the Russian Federation, he was given a title of the Honored Economist of the Russian Federation.  Mr. Proskurnya was awarded by the Russian Government with the badge “Miner’s Honor” of all three grades. Mr. Proskurnya holds a degree in Labor Economics from the Higher School of Trade Unions.

The Board of Directors also adopted the resolution to convene the Extraordinary General Shareholders’ Meeting on August 6, 2007.  The meeting agenda shall include the matters of introducing modifications and additions into the Company’s Charter; approval of the Bylaw on the Collegial Executive Body (Management Board) of Mechel OAO; approval of the new version of the Bylaw on the Sole Executive Body (CEO) of Mechel OAO; approval of transactions of interest; and approval of the new version of the Bylaw on Remuneration to Members of the Board of Directors of Mechel OAO and Compensation of Their Expenses Connected with Their Execution of Functions of Members of the Board of Directors.

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Mechel OAO

Alexey Sotskov

Head of PR Department

Phone: 7-495-221-88-88

alexey.sotskov@mechel.com

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Mechel is one of the leading Russian mining and metals companies. Mechel unites producers of coal, iron ore, nickel, steel, rolled products, and hardware. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

By:	/s/ Igor Zyuzin
Name:	Igor Zyuzin
Title:	CEO

Date: July 2, 2007